Securities and Exchange Commission

                     Washington, D.C.  20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*

















Name of Issuer: Harnischfeger Industries Inc

Title of Class of Securities: Common

CUSIP Number: 413345109





*The remainder of this cover page shall be filled out for

a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent

amendment containing information which would alter the

disclosures provided in a prior cover page.









The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).









CUSIP Number: 413345109

1. Name of Reporting Person: Jennison Associates Capital Corp.

S.S. or I.R.S. Identification No. of Above Person: IRS

Identification #13-2631108

2. Check the Appropriate Box if a Member of a Group:  Not

Applicable

3. SEC Use Only

4. Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned By Each Reporting

Person With:

5. Sole Voting Power:  701,361 shares

6. Shared Voting Power: 1,825,187 shares

7. Sole Dispositive Power: 0 shares

8. Shared Dispositive Power: 2,851,536 shares

9. Aggregate Amount Beneficially Owned by Each Reporting

Person: 2,851,536 shares

10. Check Box if the Aggregate Amount in Row 9 Excludes

Certain Shares*: ( )

11. Percent of Class Represented by Amount in Row 9: 5.81%

12. Type of Reporting Person*: IA









               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934









Item 1(a) Name of Issuer: Harnischfeger Industries Inc

Item 1(b) Address of Issuer's Principal Executive Offices:

13400 Bishops Lane

Brookfield, WI 53005

Item 2(a) Name of Person Filing:  Jennison Associates Capital Corp.

Item 2(b) Address of Principal Business Office or Residence:

466 Lexington Avenue

New York, NY  10017

Item 2(c) Citizenship: New York

Item 2(d) Title of Class of Securities: Common

Item 2(e) CUSIP Number: 413345109









               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549

                         Schedule 13G

         Under the Securities Exchange Act of 1934









Item 3 If this statement is filed pursuant to Rules 13d-1(b),

or 13d-2(b), check whether the person filing is a:

(a) ( ) Broker or Dealer registered under Section 15 of the Act

(b) ( ) Bank as defined in Section 3(a) (6) of the Act

(c) ( ) Insurance Company as defined in Section 3(a) (19) of the Act

(d) ( ) Investment Company registered under Section 8 of

the Investment Company Act

(e) (X) Investment Adviser registered under Section 203 of the

Investment Advisers Act of 1940

(f) ( ) Employee Benefit Plan, Pension Fund which is

subject to the provision of the Employee Retirement Income

Security Act of 1974 or Endowment Fund; see Section

240.13d-1(b) (ii) (F)

(g) ( ) Parent Holding Company, in accordance with Section

240.13(b) (ii) (G) (Note See Item 7)

(h) ( ) Group, in accordance with Section 240.13d-1(b) (ii) (H)





Item 4 Ownership:

(a) Amount Beneficially Owned: 2,851,536 shares

(b) Percent of Class: 5.81%

(c) Number of shares as to which such person has:

701,361 (I) sole power to vote or to direct the vote

1,825,187 (II) shared power to vote or to direct the vote

0 (III) sole power to dispose or to direct the

disposition of

  2,851,536 (IV) shared power to dispose or to direct the

         disposition of









Jennison Associates Capital Corp. ("Jennison") furnishes

investment advice to several investment companies,

insurance separate accounts, and institutional clients ("Managed

Portfolios"). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the

beneficial owner of the shares of the Issuer's Common

Stock held by such Managed Portfolios.  The Prudential

Insurance Company of America ("Prudential") owns 100% of

the stock of Jennison.  As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Issuer's Common Stock held by the Managed Portfolios.

Jennison does not file jointly with Prudential, as such, shares of the Issuer's Common Stock reported on Jennison's 13G may be included in the shares reported on the 13G filed by Prudential.

These shares were acquired in the ordinary course of business,

and not with the purpose or effect of changing or influencing control of the Issuer.  The filing of this statement should not be construed as an admission that Jennison is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of

1934, the beneficial owner of these shares.









Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the

beneficial owner of more than five percent of the securities,

check the following ( ).









               SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                       Schedule 13G

         Under the Securities Exchange Act of 1934









Item 6 Ownership of More than Five Percent on Behalf of

Another Person:

Our clients have the right to receive or the power to

direct the receipt of dividends or the profits from the

sale of such securities.  No one client owns more than 5% of such security class.









Item 7 Identification and Classification of the Subsidiary

which Acquired the Security being Reported on by the

Parent Holding Company: Not Applicable







Item 8 Identification and Classification of Members of the

Group: Not Applicable









Item 9 Notice of Dissolution of Group: Not Applicable









Item 10 Certification:

By signing below I certify that, to the best of my

knowledge and belief, the securities referred to above

were acquired in the ordinary course of business and were

not acquired for the purpose of and do not have the effect

of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a

participant in any transaction having such purposes or effects.

After reasonable inquiry and to the best of my knowledge

and belief, I certify that the correct information set

forth in this statement is true, complete and correct.









January 29, 1997





Karen E. Kohler, Senior Vice President and Director